Exhibit 99.3

FINANCIAL STATEMENTS

MIDCONTINENT EXPRESS

PIPELINE LLC

SEVEN-MONTH PERIOD ENDED DECEMBER 31, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of Midcontinent Express Pipeline LLC:

In our opinion, the accompanying balance sheet and the related statement of income, of comprehensive income, of members’ equity and of cash flows present fairly, in all material respects, the financial position of Midcontinent Express Pipeline LLC (the “Company”) at December 31, 2010, and the results of its operations and its cash flows for the seven-month period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

February 15, 2011

MIDCONTINENT EXPRESS PIPELINE LLC

STATEMENT OF INCOME

(in thousands)

Seven-month Period Ended December 31, 2010
Revenues
Transportation services	$137,996

Operating Costs and Expenses
Cost of sales and transportation services	3,907
Operations and maintenance	5,714
Depreciation and amortization	40,093
General and administrative	2,009
Taxes, other than income taxes	14,779

Total Operating Costs and Expenses	66,502

Operating Income	71,494

Other Income (Expense)
Allowance for funds used during construction
Equity	810
Debt	294
Interest expense, net	(30,058)

Total Other Income (Expense)	(28,954)

Net Income to Members	$42,540

The accompanying notes are an integral part of these financial statements.

MIDCONTINENT EXPRESS PIPELINE LLC

STATEMENT OF COMPREHENSIVE INCOME

(in thousands)

Seven-month Period Ended December 31, 2010
Net Income to Members	$42,540

Other Comprehensive Income
Reclassification of change in fair value of derivatives to net income	97

Total Other Comprehensive Income	97

Comprehensive Income	$42,637

The accompanying notes are an integral part of these financial statements.

MIDCONTINENT EXPRESS PIPELINE LLC

BALANCE SHEET

(in thousands)

December 31, 2010
ASSETS
Current Assets
Cash and cash equivalents	$12,958
Restricted deposits	201
Accounts receivable	21,662
Gas imbalances	4,421
Other current assets	504

Total Current Assets	39,746

Property, Plant and Equipment, Net	2,221,193
Unamortized Debt Expense	5,154
Deferred Charges and Other Assets	70

Total Assets	$2,266,163

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities
Notes payable	$—
Cash book overdrafts	6,401
Accounts payable	11,334
Accrual for construction	11,809
Gas imbalances	740
Accrued interest	13,791
Accrued taxes	5,784
Accrued other current liabilities	4,406

Total Current Liabilities	54,265

Long-term Liabilities and Deferred Credits
Long-term debt	799,018

Total Long-term Liabilities and Deferred Credits	799,018

Commitments and Contingencies (Note 7)

Members’ Equity
Members’ capital	1,413,981
Accumulated other comprehensive loss	(1,101)

Total Members’ Equity	1,412,880

Total Liabilities and Members’ Equity	$2,266,163

The accompanying notes are an integral part of these financial statements.

MIDCONTINENT EXPRESS PIPELINE LLC

STATEMENT OF MEMBERS’ EQUITY

(in thousands)

	Seven-month Period Ended December 31, 2010
	Total	Kinder Morgan Operating Limited Partnership “A”	ETC Midcontinent Express II	Regency Midcontinent Express Pipeline I LLC
Members’ Equity
At June 1, 2010	$1,286,226	$643,113	$1,286	$641,827
Net income to Members	42,540	21,270	43	21,227
Contributions from Members	172,000	86,000	172	85,828
Distributions to Members	(86,785)	(43,392)	(87)	(43,306)

Ending balance	1,413,981	706,991	1,414	705,576

Accumulated Other Comprehensive Loss
At June 1, 2010	(1,198)	(599)	(1)	(598)
Reclassification of change in fair value of derivatives to net income	97	48	—	49

Ending balance	(1,101)	(551)	(1)	(549)

Total Members’ Equity	$1,412,880	$706,440	$1,413	$705,027

The accompanying notes are an integral part of these financial statements.

MIDCONTINENT EXPRESS PIPELINE LLC

STATEMENT OF CASH FLOWS

(in thousands)

Seven-month Period Ended December 31, 2010
Cash Flows from Operating Activities
Net income to Members	$42,540
Adjustments to reconcile net income to net cash flows from operating activities
Depreciation and amortization	40,093
Amortization of debt expense, debt discount and interest rate swap loss	712
Income from the allowance for equity funds used during construction	(810)
Changes in components of working capital
Accounts receivable	(2,643)
Other current assets	273
Accounts payable	8,827
Gas imbalances	(2,123)
Accrued interest	3,878
Accrued taxes	(6,266)
Other current liabilities	2,248
Other, net	40

Net Cash Flows Provided by Operating Activities	86,769

Cash Flows from Investing Activities
Capital expenditures	(52,279)
Acquisition of plant	(21)

Net Cash Flows Used in Investing Activities	(52,300)

Cash Flows from Financing Activities
Issuance of debt	215,700
Payment of debt	(328,586)
Contributions from Members	172,000
Distributions to Members	(86,785)
Debt issue costs	(111)
Cash book overdrafts	6,216

Net Cash Flows Used in Financing Activities	(21,566)

Net Increase in Cash and Cash Equivalents	12,903
Cash and Cash Equivalents at beginning of period	55

Cash and Cash Equivalents at end of period	$12,958

Supplemental Disclosure of Cash Flow Information
Cash paid during the period for interest (net of capitalized interest)	$24,868

The accompanying notes are an integral part of these financial statements.

MIDCONTINENT EXPRESS PIPELINE LLC

NOTES TO FINANCIAL STATEMENTS

1. General

Midcontinent Express Pipeline LLC (“Midcontinent Express”) owns a long-haul, firm natural gas transportation pipeline with takeaway capacity, either directly or indirectly, from natural gas producing regions located in Texas, Oklahoma and Arkansas. The pipeline provides the capability to transport natural gas supplies to major pipeline interconnects along its route, which originates near Bennington, Oklahoma and traverses east through Texas, Louisiana and Mississippi to its terminus at Transcontinental Gas Pipe Line Corporation’s Station 85 near Butler, Alabama. Midcontinent Express system initiated interim natural gas transportation service for its Zone 1 pipeline segment on April 10, 2009, achieved full Zone 1 service on May 21, 2009, and achieved full Zone 2 service on August 1, 2009. In addition, in June 2010, Midcontinent Express completed two natural gas compression projects that increased Zone 1 capacity from 1.5 to 1.8 billion cubic feet per day, and Zone 2 capacity from 1.0 to 1.2 billion cubic feet per day. The incremental capacity is fully subscribed with ten-year binding shipper agreements.

From its inception on March 1, 2007 to April 11, 2010, Midcontinent Express was owned 50.0% by Kinder Morgan Operating Limited Partnership “A” (“KMOLPA”), a subsidiary of Kinder Morgan Energy Partners, L.P. (“KMP”), and 50.0% by ETC Midcontinent Express Pipeline, L.L.C. (“ETC Midcontinent Express”), a wholly owned subsidiary of Energy Transfer Partners, L.P. (“ETP”). On April 12, 2010, ETC Midcontinent Express transferred its 50.0% Membership interest in Midcontinent Express to ETC Midcontinent Express II (“ETC Midcontinent II”) and ETC Midcontinent II transferred 49.9% of the interest in Midcontinent Express to ETC Midcontinent Express III (“ETC Midcontinent III”). At the time of these transfers, all three entities were subsidiaries of ETP. On May 26, 2010, Energy Transfer Equity L.P. (“ETE”), the owner of the general partner of ETP and the owner of the general partner of Regency Energy Partners LP (“Regency”), transferred 100% of member interests in ETC Midcontinent III and an option to acquire 100% of member interests in ETC Midcontinent II in one year to Regency. On June 3, 2010, ETC Midcontinent III changed its name to Regency Midcontinent Express Pipeline I LLC (“Regency Midcontinent I”). As a result of these transactions, ETP, through its ownership of ETC Midcontinent II, now owns a 0.1% interest and Regency, through its ownership of Regency Midcontinent I, owns a 49.9% interest in Midcontinent Express. KMOLPA continues to own a 50.0% interest in Midcontinent Express. As of December 31, 2010, collectively, KMOLPA, ETC Midcontinent II and Regency Midcontinent I are the “Members” of Midcontinent Express.

The financial statements are being presented for the seven-month period ended December 31, 2010 in order to satisfy the reporting requirements of Regency, representing the period for which Regency was a Member.

2. Summary of Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from these estimates. Subsequent events have been evaluated, which are events or transactions that occurred after December 31, 2010 through the issuance of the accompanying financial statements on February 15, 2011.

Cash Equivalents

Midcontinent Express considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Restricted Deposits

Restricted deposits consist of restricted funds on deposit with escrow agents in support of Midcontinent Express’ operations.

Accounting for Regulatory Activities

Midcontinent Express’ regulated activities are accounted for in accordance with the “Regulated Operations” Topic of the Codification. This Topic prescribes the circumstances in which the application of GAAP is affected by the economic effects of regulation. Regulatory assets and liabilities represent probable future revenues or expenses to Midcontinent Express associated with certain charges and credits that will be recovered from or refunded to customers through the ratemaking process.

Gas Imbalances

Gas imbalances receivable and payable reflect gas volumes owed to Midcontinent Express from its customers or by Midcontinent Express to its customers. Gas imbalances represent the difference between customer nominated versus actual gas receipts from and gas deliveries to interconnecting pipelines under various Operational Balancing Agreements. Gas imbalances are settled in cash or made up in-kind subject to the terms of the various agreements and are valued at the December 2010 average monthly index prices of $4.09 per MMbtu.

Property, Plant and Equipment

Property, plant and equipment is stated at historical cost, which for constructed plant includes indirect costs such as allowance for funds used during construction, payroll taxes, fringe benefits, administrative and general costs. Expenditures that increase capacities, improve efficiencies or extend useful lives are capitalized. Routine maintenance, repairs and renewal costs are expensed as incurred. The cost of normal retirements of depreciable utility property, plant and equipment, plus the cost of removal less salvage, is recorded in accumulated depreciation with no effect on current period earnings. Gains or losses are recognized upon retirement of utility property, plant and equipment constituting an operating unit or system, and land, when sold or abandoned.

Midcontinent Express maintains natural gas in its pipeline which serves the function of maintaining the necessary pressure to allow efficient transmission of natural gas. This component of natural gas in the pipeline is generally known as “line pack.” Line pack is capitalized within Property, Plant and Equipment, Net and depreciated over the estimated useful life of the pipeline.

Midcontinent Express reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss results when the estimated undiscounted future net cash flows expected to result from the asset’s use and its eventual disposition are less than its carrying amount.

Depreciation and Amortization

Depreciation is computed based on the straight-line method over the estimated useful lives of property, plant and equipment. The annual rate of depreciation is 3.0%.

Allowance For Funds Used During Construction

Included in the cost of Property, Plant and Equipment, Net is an allowance for funds used during construction (“AFUDC”). AFUDC represents the estimated cost of debt, from borrowed funds, or the estimated cost of capital, from equity funds, during the construction period. Total AFUDC of approximately $0.3 million on borrowed funds was capitalized during the seven-month period ended December 31, 2010. During the seven-month period ended December 31, 2010, $0.8 million of equity funds were capitalized.

Revenue Recognition

Midcontinent Express recognizes revenues as services are rendered or goods are delivered and, if applicable, title has passed. Midcontinent Express provides various types of natural gas transportation services to its customers in which the natural gas remains the property of these customers at all times. In many cases (generally described as “firm service”), the customer pays a two-part rate that includes (i) a fixed-fee reserving the right to transport natural gas in Midcontinent Express’ facilities and (ii) a per-unit rate for volumes actually transported. The fixed-fee component of the overall rate is recognized as revenue in the period the service is provided. The per-unit charge is recognized as revenue when the volumes are delivered to the customers’ agreed upon delivery point. In other cases (generally described as “interruptible service”), there is no fixed-fee associated with the services because the customer accepts the possibility that service may be interrupted at Midcontinent Express’ discretion in order to serve customers who have purchased firm service. In the case of interruptible service, revenue is recognized in the same manner utilized for the per-unit rate for volumes actually transported under firm service agreements. In addition to the “firm” and “interruptible” transportation services, Midcontinent Express also provides natural gas park and loan services to assist customers in managing short-term gas surpluses or deficits. Revenues are recognized as services are provided, in accordance with the terms negotiated under these contracts.

Debt Issuance Costs

Generally, debt issuance costs are amortized utilizing the straight-line-method, which approximates the effective interest rate method, over the life of the debt. Debt issuance costs associated with the $1.4 billion revolving credit facility, subsequently reduced to a $175.4 million credit facility (see Note 5), were amortized over the construction period.

Environmental Matters

Midcontinent Express expenses or capitalizes, as appropriate, environmental expenditures that relate to current operations. Midcontinent Express expenses amounts that relate to an existing condition caused by past operations that do not contribute to current or future revenue generation. Midcontinent Express does not discount environmental liabilities to a net present value, and records environmental liabilities when environmental assessments and/or remedial efforts are probable and costs can be reasonably estimated. Generally, recording of these accruals coincides with the completion of a feasibility study or a commitment to a formal plan of action.

Income Taxes

Midcontinent Express is a limited liability company that has elected to be treated as a partnership for income tax purposes. Accordingly, no provision for federal or state income taxes has been recorded in the financial statements of Midcontinent Express and the tax effects of Midcontinent Express’ activities accrue to its Members.

3. Property, Plant and Equipment

As of December 31, 2010, Midcontinent Express’ Property, Plant and Equipment, Net consisted of the following (in millions):

December 31, 2010
Natural gas pipelines	$2,315.8
General and other	1.2
Accumulated depreciation, depletion and amortization	(100.3)

2,216.7
Construction work in progress	4.5

Total Property, Plant and Equipment, Net	$2,221.2

4. Members’ Equity

During the seven-month period ended December 31, 2010, Midcontinent Express received Member contributions of $172.0 million that were used to finance construction. During the seven-month period ended December 31, 2010, Midcontinent Express made distributions of approximately $86.8 million.

In January 2011, Midcontinent Express paid distributions of $25.8 million to its Members.

5. Financing

Notes Payable

At December 31, 2010, Midcontinent Express had available, a $175.4 million, three-year, unsecured revolving credit facility that is due February 28, 2011.

The facility is with a syndicate of financial institutions with The Royal Bank of Scotland plc as the administrative agent. Borrowings under the Midcontinent Express credit facility are generally comprised of underlying notes issued with terms not to exceed 90 days. Pursuant to certain guaranty agreements, KMP and ETP have each agreed to guarantee fifty percent of the borrowings. Interest on borrowings against Midcontinent Express’ credit facility accrue at its option at a floating rate equal to either (i) the Prime Rate (but not less than the Federal Funds Rate, plus 0.5%); or (ii) LIBOR, plus a margin, which varies depending upon the credit ratings of KMP and ETP’s long-term senior unsecured debt. As of December 31, 2010, Midcontinent Express had no amounts outstanding under its revolving credit facility. During the seven-month period ended December 31, 2010, Midcontinent Express had average borrowings outstanding of $63.6 million with a weighted-average interest rate of 1.09%.

Additionally, the revolving credit facility can be used for the issuance of letters of credit and as of December 31, 2010, a letter of credit having a face amount of $33.3 million was issued under the credit facility. The credit agreement provides for customary commitment fees and letter of credit fees under the revolving credit facility. Based on KMP and ETP’s debt ratings, as defined in the credit agreement, Midcontinent Express’ facility fee was 10.75 basis points.

The $175.4 million credit facility includes the following restrictive covenants:

•	Certain limitations on indebtedness, including capital lease obligations in excess of $20 million;

•	Certain limitations on entering into mergers, consolidations, sales of assets and investments; and

•	Limitations on granting liens.

The following constitute events of default under the credit facility, subject to certain cure periods:

•	Nonpayment of interest, principal or fees;

•

Failure to make required payments under other agreements or adverse judgments that exceed $25 million with respect to Midcontinent Express or $75 million with respect to Kinder Morgan Energy Partners, L.P. or Energy Transfer Partners, L.P.; and

•	Voluntary or involuntary bankruptcy or liquidation.

On September 16, 2009, Midcontinent Express completed a private offering of senior notes. It issued an aggregate of $800 million in principal amount of fixed rate senior notes under an indenture between itself and U.S. Bank National Association, as trustee, in a private transaction that was not subject to the registration requirements of the Securities Act of 1933, but instead was subject to the requirements of Rule 144A under the Act. Midcontinent Express received net proceeds of $793.9 million from this offering, after deducting the initial purchasers’ discount and estimated offering expenses, and the net proceeds from the sale of the notes were used to repay borrowings under its revolving credit facility.

The indenture provided for the issuance of two separate series of notes, as follows (i) $350 million in principal amount of 5.45% senior notes due September 15, 2014; and (ii) $450 million in principal amount of 6.70% senior notes due September 15, 2019. Interest on the notes is paid semiannually on March 15 and September 15 of each year and commenced on March 15, 2010. All payments of principal and interest in respect of the notes are the sole obligation of Midcontinent Express. Noteholders have no recourse against KMP, ETP, or against any of their respective officers, directors, employees, Members, managers, unitholders or affiliates for any failure by Midcontinent Express to perform or comply with its obligations pursuant to the notes or the indenture.

Fair Value of Financial Instruments

Fair value as used in the disclosure of financial instruments represents the amount at which an instrument could be exchanged in a current transaction between willing parties. As of each reporting date, the estimated fair value of Midcontinent Express’ outstanding publicly-traded debt is based upon quoted market prices, if available, and for all other debt, fair value is based upon prevailing interest rates currently available. In addition, Midcontinent Express adjusts (discounts) the fair value measurement of its long-term debt for the effect of credit risk. The estimated fair value of Midcontinent Express’ outstanding debt balance as of December 31, 2010 is $855.7 million.

6. Related Party Transactions

Midcontinent Express has an operating agreement with Kinder Morgan NatGas Operator LLC, a subsidiary of KMP under which Kinder Morgan NatGas Operator LLC provides and bills Midcontinent Express for various services including employee costs, information technology services, employee health and life benefits, and insurance for property and casualty risks, at cost. In addition, Kinder Morgan NatGas Operator LLC charged Midcontinent Express an additional overhead fee with a cumulative maximum of $14.7 million during the construction of the pipeline.

Totals of significant transactions with affiliated companies are as follows (in millions):

Seven-month period ended December 31, 2010
Charges from Kinder Morgan, Inc. (a)
Directly charged wages and salaries	$2.4
Other compensation and benefits	$0.9
General and administrative charges from affiliate	$0.6
Charges from Kinder Morgan NatGas Operator LLC
Overhead fee	$0.7

(a)	Includes charges of $1.0 million that were capitalized in Property, plant and equipment.

Balances with affiliated companies are included in the accompanying Balance Sheet as follows (in millions):

December 31, 2010
Current Liabilities: Accounts payable	$0.5
Current Liabilities: Gas imbalances	$0.6

Midcontinent Express’ policy is to settle receivable and payable balances that exist with affiliates in the following month.

7. Commitments and Contingent Liabilities

Leases

Total lease and rental expenses under operating leases was $3.9 million for the seven-month period ended December 31, 2010. Future minimum commitments under major operating leases as of December 31, 2010 are as follows (in millions):

Year	Total
2011	$15.5
2012	15.5
2013	15.4
2014	15.5
2015	15.5
Thereafter	50.2

Total	$127.6

The amounts of future minimum rental commitments as of December 31, 2010 are principally attributable to a 10-year capacity lease agreement entered into on December 11, 2006 (commencing on April 1, 2009) with Enogex Inc. (“Enogex”). The capacity lease provides the right to transport on a firm basis, 272,000 Dth of natural gas per day through Enogex’s system from an existing point of interconnection with the interstate natural gas pipeline system of Natural Gas Pipeline Company of America (“Natural”), at the Washita receipt point, West Pool, and East Pool to a point of interconnection with the Midcontinent Express system in the vicinity of Bennington, Oklahoma.

Capital Expenditures Budget

Approximately $21.4 million had been committed for future purchases of property, plant and equipment at December 31, 2010. These expenditures will be funded by cash generated from operations.

8. Major Customers

During the seven-month period ended December 31, 2010, Midcontinent Express had revenues from three non-affiliated customers of approximately $100.3 million. Transportation revenues to each of these three customers were over 10% of Midcontinent Express’ total revenues for the period.

9. Regulatory Matters

There are currently no proceedings challenging the rates Midcontinent Express charges. Regulators, as well as shippers on Midcontinent Express, do have rights, under circumstances prescribed by applicable regulations, to challenge the rates Midcontinent Express charges. Midcontinent Express can provide no assurance that it will not face challenges to the rates it charges in the future. Any successful challenge could adversely affect in a material way Midcontinent Express’ future earnings and cash flows.

Semi-Annual FERC Fuel Tracking Filing – Docket Nos. RP10-687-001 and RP11-1463-000

On June 11, 2010, Midcontinent Express filed under Docket No. RP10-687-001 revised tariff sheets reflecting only the base transportation rates and Fuel and Unaccounted for Gas Reimbursement Percentages that corresponded to the facilities and capacity Midcontinent Express had actually in service as of June 1, 2010, in compliance with the FERC’s Order issued on May 28, 2010 (131 FERC ¶61,190). The compliance tariff sheets were later approved by the FERC in a Letter Order on September 14, 2010.

On October 29, 2010, Midcontinent Express made its third semi-annual filing under Docket No. RP11-1463-000 to revise its Fuel Gas Reimbursement Percentages for its Zone 1, Zone 2, Booster Compression Fuel, and system wide Unaccounted for Gas Reimbursement Percentages applicable to its shippers for the period of six months starting December 1, 2010. In this filing, Midcontinent Express proposed a Fuel Reimbursement rate of 0.803% for Zone 1 and a Fuel Reimbursement rate of 0.294% for Zone 2, which represent a decrease of 0.010% in Zone 1 and an increase of 0.007% in Zone 2. Also, Midcontinent Express proposed a rate of 0.003% for its system wide Unaccounted for Gas and a Booster Compression Fuel Reimbursement Percentage rate of 0.662%, which represent a decrease of 0.100% for the Unaccounted for Gas Reimbursement percentage and an increase of 0.010% for the Booster Compression Fuel. These reimbursement percentage rates were approved by the FERC on November 26, 2010.

Midcontinent Express’ FERC Filings – Docket Nos. CP08-6-000 and CP09-56-000

On April 10, 2009, Midcontinent Express placed Zone 1 of the Midcontinent Express natural gas pipeline system into interim service. Zone 1 extends from Bennington, Oklahoma to the interconnect with Columbia Gulf Transmission Company in Madison Parish, Louisiana. It has a design capacity of approximately 1.5 Bcf per day. Zone 2 extends from the Columbia Gulf interconnect to the terminus of the system in Choctaw County, Alabama. It has a design capacity of approximately 1.2 Bcf per day. On August 1, 2009, construction of the initial phase of the pipeline was completed and 1.4 Bcf per day in Zone 1 and 1.0 Bcf per day in Zone 2 was placed into service. In an order issued September 17, 2009, the FERC approved Midcontinent Express’ (i) amendment to move one compressor station in Mississippi and modify the facilities at another station in Texas (both stations were among the facilities certificated in the July 2008 Order authorizing the system’s construction) and (ii) application to expand the capacity in Zone 1 to 1.8 Bcf per day. Midcontinent Express completed the construction of the 1.8 Bcf per day capacity in Zone 1 and the 1.2 Bcf per day capacity in Zone 2 for increased service commencing on June 1, 2010.

10. Legal and Environmental Matters

Legal

Midcontinent Express Construction Incident

On July 15, 2009, a Midcontinent Express contractor and subcontractor were conducting a nitrogen pressure test on facilities at a Midcontinent Express delivery meter station that was under construction in Smith County, Mississippi. An unexpected release occurred during testing, resulting in one fatality and injuries to four other employees of the contractor or subcontractor. The United States Occupational Safety and Health Administration (“OSHA”) completed their investigation. Midcontinent Express was not cited for any violations by OSHA.

In July 2010, Kinder Morgan, Inc. and Midcontinent Express were named in two lawsuits arising out of the accident. One case was filed by one of the injured workers and the other case was filed by the deceased worker’s descendants. Both cases are pending in Louisiana State District Court, Vermilion Parish. Plaintiffs allege that Kinder Morgan, Inc. and Midcontinent Express were negligent and grossly negligent in failing to maintain a safe worksite. Kinder Morgan, Inc. and Midcontinent Express have tendered the cases to the responsible insurance carriers, and they have agreed to accept the defense and indemnity. Discovery is proceeding in the cases.

In addition, Midcontinent Express is a defendant in various lawsuits arising from the day-to-day operations of its business. Although no assurance can be given, Midcontinent Express believes, based on its experience to date, that the ultimate resolution of such matters, including the matter discussed preceding, will not have a material adverse impact on its business, cash flows, financial position or results of operations.

Environmental

Midcontinent Express is subject to a variety of federal, state and local laws that regulate permitted activities relating to air and water quality, waste disposal, and other environmental matters. Midcontinent Express believes that compliance with these laws will not have a material adverse impact on its business, cash flows, financial position or results of operations. However, there can be no assurances that future events, such as changes in existing laws, the promulgation of new laws, or the development of new facts or conditions will not cause Midcontinent Express to incur significant costs.